RMS

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18004854

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 37056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DesPain Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Main Street
(No. and Street)

(City) (State) 62234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald H. DesPain 618.344.1809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates, LLC
(Name – *if individual, state last, first, middle name*)

16 Emerald Terrace (Address) Swansea (City) Illinois (State) 62226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Donald H. DesPain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DesPain Financial Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
JOHN L BITZER
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Dec. 20, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2017

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of DESPAIN FINANCIAL CORPORATION:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DESPAIN FINANCIAL CORPORATION (the Company) as of December 31, 2017 and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 26, 2018

DESPAIN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	87,488
Commissions receivable		56,297
Cash surrender value of life insurance		20,062
Available-for-sale securities, at fair value		160,189
	$	324,036

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued commissions payable	$	10,034
Income taxes payable		1,002
Deferred income taxes		8,690
		19,726
Stockholder's Equity:		
Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding		100
Additional paid-in capital		11,327
Retained earnings		268,140
Accumulated other comprehensive income		24,743
Total stockholder's equity		304,310
	$	324,036

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Year Ended December 31, 2017

Revenues:		
Commissions	$	675,632
Investment income		5,321
		680,953
Expenses:		
Commissions		129,185
Occupancy		42,000
Office expense and other		189
Regulatory fees		7,722
Professional fees		9,324
Referral fees		475,000
		663,420
Income from operations before income taxes		17,534
Provision for income taxes		(3,403)
Net income		14,131
Other comprehensive income, net of tax:		
Unrealized gain on investments		21,121
Other comprehensive income		21,121
Comprehensive income	$	35,252

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2017	$ 100	$ 11,327	$ 254,009	$ 3,622	$ 269,058
Net income (loss)	-	-	14,131	-	14,131
Other comprehensive income (loss)	-	-	-	21,121	21,121
BALANCE AT DECEMBER 31, 2017	$ 100	$ 11,327	$ 268,140	$ 24,743	$ 304,310

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	14,131
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Increase in cash surrender value of life insurance policy		(771)
(Increase) decrease in operating assets:		
Commissions receivable		(15,639)
Other assets		5,049
Increase (decrease) in operating liabilities:		
Accrued commissions payable		2,460
Income taxes payable		1,002
NET CASH PROVIDED BY IPERATING ACTIVITIES		6,232
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments		(26,302)
NET CASH USED BY INVESTING ACTIVITIES		(26,302)
NET DECREASE IN CASH		(20,070)
CASH AT BEGINNING OF YEAR		107,558
CASH AT END OF YEAR	$	87,488
CASH PAID (RECEIVED) DURING THE YEAR FOR:		
Interest paid	$	-
Income taxes	$	(2,649)

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986, operated from Collinsville, Illinois. The U.S. dollar ($) is the functional currency of the Company.

The Company offers mutual funds and variable annuity contracts on an application-way basis. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Proprietary securities are recorded at fair value in accordance with FASB ASC 320, *Investments – Debt and Equity Securities.*

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2017, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Subsequent Events

Management's review of subsequent events was through February 26, 2018, which is the date the financial statements were available to be issued.

NOTE C – RELATED PARTIES

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2017, the Company paid DesPain Investment Solutions, Ltd. referral fees of $475,000.

The Company leases its offices from the Company's stockholder. Rent paid for the office space for 2017 amounted to $42,000.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $276,262, which was $271,262 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0363 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Saxony Securities, Inc.

NOTE E – RECEIVABLES AND PAYABLES

Amounts receivable and payable at December 31, 2017, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 56,297	$ 10,034

NOTE F – INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of income and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

Current	$ 3,403
Deferred	9,490
Total	$ 12,893

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes. The deferred tax provision is netted against the Unrealized Gain on Investments in the Statement of Income and Comprehensive Income.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2011.

NOTE G- SECURITIES OWNED

Cost and fair value of marketable equity securities at December 31, 2017 are as follows:

	Fair Value Level	Cost	Unrealized Gain	Fair Value
Equity Securities	1	$ 125,955	$ 34,233	$160,188

The Company's investment in marketable equity securities consists of investments in the common stock of companies in the technology industry

Available for sale securities are carried in the financial statements at fair value. Investment income for 2017 includes unrealized gain of $ 30,611, and interest and dividend income of $ 4,341.

NOTE H – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE I – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customer' inability to fulfill their contractual obligation are the responsibility of the Company.

NOTE J – SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

SUPPLEMENTARY INFORMATION

DESPAIN FINANCIAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

Net Capital		
Total stockholder's equity qualified for net capital		$ 304,310
Add: Other (deductions) deferred income taxes payable		9,490
Total capital and allowable subordinated borrowings		313,800
Deductions from Capital		
Securities not considered readily marketable		2,660
Net capital before haircuts on securities positions		311,140
Haircuts on securities:		
Trading and investment securities	24,028	
Undue concentration	9,805	
Money market funds	1,045	34,878
Net Capital		$ 276,262
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued commissions payable		$ 10,034
Total Aggregate Indebtedness		$ 10,034
Basic Net Capital Requirement		
Minimum dollar net capital requirement		$ 5,000
Excess Net Capital		$ 261,228
Percentage of aggregate indebtedness to net capital		3.63%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 282,313
Adjustments for income taxes		(6,051)
Net capital per above		$ 276,262
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report		$ 10,034
		-
Aggregate indebtedness per above		$ 10,034

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3-3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT ON APPLYING APPGEED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
DESPAIN FINANCIAL CORPORATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by DesPain Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DesPain Financial Corporation's compliance with the applicable instructions of the Schedule of Assessment and Payments. DesPain Financial Corporation's management is responsible for the DesPain Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the year ended December 31, 2017 noting no differences;

2. Compared the amounts reported on the audited financial statements for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2461*********************MIXED AADC 220
37056 FINRA DEC
DESPAIN FINANCIAL CORP
ATTN: DONALD H DESPAIN
502 W MAIN ST
COLLINSVILLE, IL 62234-3055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DONALD DESPAIN (618) 344-1809

2. A. General Assessment (item 2e from page 2) $ 212

B. Less payment made with SIPC-6 filed (**exclude interest**) (112)

____
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 100—

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DESPAIN FINANCIAL CORPORATION
(Name of Corporation, Partnership or other organization)

Donald H. DesPain
(Authorized Signature)

PRESIDENT
(Title)

Dated the 26 day of FEBRUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 711,564
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	711,564
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	534,388
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	30,611
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	5,321
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	570,320
2d. SIPC Net Operating Revenues	$ 141,244
2e. General Assessment @ .0015	$ 212
	(to page 1, line 2.A.)

DESPAIN FINANCIAL CORPORATION

Independent Accountant's Review Report On Management's Assertion Pursuant to Exemption From 17 C.F.R §240.15c3-3(k)

Year ended December 31, 2017

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

Report of Independent Registered Public Accounting Firm

DESPAIN FINANCIAL CORPORATION, its Directors, and Stockholder:

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 - Customer Protection Rule, in which (1) DESPAIN FINANCIAL CORPORATION identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which DESPAIN FINANCIAL CORPORATION claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (2)(ii) (the "exemption provisions") and (2) DESPAIN FINANCIAL CORPORATION stated that DESPAIN FINANCIAL CORPORATION met the identified exemption provisions throughout the most recent fiscal year without exception. DESPAIN FINANCIAL CORPORATION's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DESPAIN FINANCIAL CORPORATION's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 26, 2018

EXEMPTION REPORT for
SEC Rule 15c3-3 - Customer Protection Rule

(required under SEC Rule 17a, to be filed with annual audit)

For Calendar Year 2017

Broker/Dealer: **DESPAIN FINANCIAL CORPORATION (DFC)**

DFC is claiming an exemption due to the following provision in paragraph (k) of SEC Rule 15c3-3:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

DFC has:

✓ has met the identified exemption provisions throughout the most recent fiscal year without exception

or

______ has met the identified exemption provisions throughout the most recent fiscal year, except as described below.

(identify and describe the nature of each exception, including the exception date)

I, Donald DesPain, affirm that, to the best of my knowledge and belief, this exemption report is true and correct.

Donald H. DesPain, President
DesPain Financial Corporation

2-26-18
Date